EXHIBIT 99.1

Burcon Updates on CLARISOY™ Commercialization Progress

VANCOUVER, British Columbia, Dec. 17, 2015 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR), a leader in functional, renewable plant-based proteins, is providing an update on the commercialization progress for CLARISOY™ soy protein.

Burcon expects ADM’s first full-commercial-scale CLARISOY™ production facility to be operational by mid-2016.

The demand for high-quality, plant-based protein ingredients continues to grow, and CLARISOY™ is an ideal answer to numerous on-trend consumer product applications. ADM is promoting CLARISOY™ soy protein as a clean-tasting, renewable plant-based protein ingredient that offers supply and price stability. ADM marketed CLARISOY™ at major global food ingredient industry trade shows during 2015, highlighting CLARISOY™ in a wide variety of applications as a replacement or partial replacement for more expensive dairy proteins.

For example, at the 2015 International Food Technologists Annual Meeting & Food Expo in Chicago, ADM sampled a high protein smoothie product which included 17 grams of protein per 8 ounce serving, where the primary protein source was CLARISOY™. At the same show, ADM demonstrated a 100% dairy-free vegan rich vanilla soft serve where CLARISOY™ was the sole protein source. For customers seeking a convenient, delicious and nutritious beverage, ADM showcased a dairy-free cold brew coffee that featured CLARISOY™ containing, non-dairy creamer, adding 5 grams of soy protein to the beverage.

These applications demonstrate how CLARISOY™ is well-suited for adding protein, nutrition and functionality to everyday products, and how it excels particularly in beverage applications due to its clean favor and smooth mouthfeel.  These applications can help meet consumer demand for good-tasting, convenient products featuring plant-based protein and also provide solutions for customers looking to replace dairy protein for products that appeal to consumers who choose a vegan or other healthy lifestyles.  ADM’s focus on dairy replacement using CLARISOY™ not only provides a price-stable and sustainable ingredient for food and beverage manufacturers, but also addresses the large consumer base that is lactose intolerant or sensitive to dairy products.

“We are excited to see ADM’s commercialization activities bearing fruit and believe we are well-positioned for the coming year as CLARISOY™ nears full-commercial-scale production,” said Johann Tergesen, Burcon’s president and chief operating officer. “ADM has made significant progress in bringing CLARISOY™ to diverse markets and in particular, the dairy alternative market, and they are continuing to market potential applications to customers in both the U.S. and international markets.”

Burcon is also making progress on its second major protein technology – Peazazz® pea protein – and is in discussions with potential commercialization partners.  Potential partnership structures being considered range from production partnership structures to licensing structures.  Burcon’ Peazazz® pea protein is a uniquely soluble and clean-tasting pea protein that is also hypoallergenic and from a non-GMO source.  Peazazz® is able to add nutritional and functional benefits to a product without the earthy, vegetable flavor commonly associated with the existing pea proteins on the market.

CLARISOY™ soy protein and Peazazz® pea protein are both unique and novel protein ingredients that offer solubility and a clean-tasting profile for ease of formulation.  Burcon believes that its protein products such as CLARISOY™ and Peazazz® are timely and fit perfectly with the current health and wellness trend.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 23, 2015 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.